                                                                Exhibit (a) (11)

PRESS RELEASE
For Immediate Release
January 4, 2001

                 CANGENE CORPORATION COMPLETES TENDER OFFER FOR
                    CHESAPEAKE BIOLOGICAL LABORATORIES, INC.

     TORONTO & WINNIPEG, CANADA AND BALTIMORE, MARYLAND - (January 4, 2001) - Cangene Corporation and its wholly-owned subsidiary, AC Acquisition Subsidiary, Inc. announce today that their tender offer to purchase all outstanding shares of common stock of Chesapeake Biological Laboratories, Inc. (Nasdaq:CBLI) expired at 12:00 midnight, New York City time on Wednesday, January 3, 2001. AC Acquisition Subsidiary has accepted for payment all Chesapeake Biological Laboratories shares validly tendered and not withdrawn as of the expiration date. Based on a preliminary count by the depositary for the offer, as of midnight, January 3, 2001, more than 6,800,000 shares of the outstanding stock of Chesapeake Biological Laboratories had been tendered pursuant to the tender offer and not withdrawn (including shares tendered pursuant to a guarantee of delivery), which represent more than 93% of Chesapeake Biological Laboratories' total outstanding stock. Payment for the shares accepted for payment is expected to be made promptly.

     Cangene and AC Acquisition Subsidiary intend to effect the proposed merger of AC Acquisition Subsidiary with and into Chesapeake Biological Laboratories as of February 9, 2001. Upon completion of the merger, Chesapeake Biological Laboratories will be a wholly owned subsidiary of Cangene.

     In connection with the merger, those Chesapeake Biological Laboratories stockholders who did not tender their shares in the tender offer will receive $4.60 per share, net to the stockholder in cash. Chesapeake Biological Laboratories stockholders who did not tender their shares in the offer will be receiving materials in connection with the merger shortly. However, under Maryland law, this merger will not require the vote of Chesapeake Biological Laboratories' stockholders.

     Cangene is one of Canada's largest and most profitable biotechnology companies. Founded in 1984 in Mississauga, Cangene is now headquartered in Winnipeg but carries on research and development activities in both cities. It uses patented manufacturing processes to produce plasma-derived and recombinant therapeutic proteins. It is also using its drug-manufacturing expertise in a developing contract manufacturing business. Its FDA-licensed, ISO 9001-registered manufacturing facilities are located in Winnipeg. Cangene's website, www.cangene.com, includes product and investor information, including past news releases.

     Chesapeake Biological Laboratories is a Baltimore based ISO 9001 registered pharmaceutical and medical device developer and commercial manufacturing services provider for parenteral and aseptic products. CBL serves a broad range of life sciences customers, from major multi-national pharmaceutical firms to emerging biotechnology companies and has contributed to the development and production of more than 125 therapeutic products. CBL has particular expertise in providing contract-manufacturing services for process-sensitive bio-pharmaceutical products and specializes in services for the formulating, filling and packaging of client's sterile injectable biopharmaceutical and pharmaceutical products.








                                       10